NATCORE TECHNOLOGY, INC.
189 N. Water Street,
Rochester, NY 14604-1163
(585) 286-9180

June 20, 2016,

VIA: EDGAR Submission

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Natcore Technology, Inc.

Registration Statement on Form F-1

File No. 333-212023

Ladies and Gentlemen:

          The undersigned registrant (the ‘“Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on June 22,2016, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff’), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility forthe adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness asa defense in any proceeding initiated by the Commission or any person under the federal securities laws ofthe United States.

Very truly yours,

NATCORE TECHNOLOGY, INC.

Charles R. Provini
Director, President & Chief Executive Officer